FTC Solar, Inc.

9020 N Capital of Texas Hwy, Suite I-260,

Austin, Texas 78759

FTC Solar, Inc.

January 3, 2025

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	FTC Solar, Inc.
Registration Statement on Form S-3
Filed on December 30, 2024
File No. 333-284083

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, FTC Solar, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-3 be accelerated and that the Registration Statement become effective at 4:00 p.m., Eastern Time, on Tuesday, January 7, 2025, or as soon thereafter as practicable.

The Company acknowledges that: (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact M. Ali Panjwani of Pryor Cashman LLP, outside counsel to the Company, at mpanjwani@pryorcashman.com (Tel: 212-421-4100).

Very truly yours,

FTC Solar, Inc.

By:	/s/ Yann Brandt
	Name:	Yann Brandt
	Title:	Chief Executive Officer

Cc: M. Ali Panjwani, Esq.